UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41373

AUSTIN GOLD CORP.
(Translation of registrant's name into English)

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Press Release dated June 11, 2026
99.2	NI 43-101 Technical Report - Stockade Mountain Project, Malheur County, Oregon, USA
99.3	Consent of Qualified Person - Barbara Carroll
99.4	Consent of Qualified Person - Robert M. Hatch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: June 11, 2026	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	Executive Chairman, Chief Executive Officer and Director